Exhibit E – Company Profile & Video Transcripts







VISION INVESTOR PERKS TEAM FAQ DISCUSSION

ROOTLESS

Invest in the future of human and planetary health, powered by seaweed.

We're nourishing your hormone health with a delicious, seaweed powered Daily Bite for well-aging in midlife, perimenopause, and beyond. Let's get to the root of hormonal harmony, together.

INVEST NOW

$500 MIN • $0.80 SHARE PRICE

Form C

Offering Memorandum

Investor Education

Meet Our Founder

Sachi Singh

Rootless CEO & #1 Fan of Seaweed

Sign up below to receive our investor pitch!

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Form C Offering Memorandum

WHY INVEST?

The time is now for women's hormone health

Hormone health hasn't been getting the funding it deserves — until now. We're tapping into a powerful movement to make hormonal harmony mainstream.

$600 Billion

UNTAPPED MARKET OPPORTUNITY*

80%

of women suffer from hormone fluctuations during puberty, pregnancy, and menopause.

BY 2025

+1 Billion

people with a uterus will be experiencing menopause, 75% of whom will experience symptoms.



As a first-mover and innovator in this space, we're seeing remarkable traction.


250% YOY GROWTH


50% RETENTION


INNOVATING IN WOMEN'S HEALTH

*Hinchliffe, E. (2020, October 26). Menopause is a $600 billion opportunity, report finds. Fortune.

THE ROOTLESS SOLUTION

Seaweed-Powered Hormonal Harmony

We're empowering women to invest in their health with food as medicine. Our first-of-its-kind whole food supplement contains bioavailable electrolytes, iodine, prebiotic fiber, key micronutrients and minerals from natural ingredients to support your overall hormone health.



40+
essential nutrients and bioactives in every bite

130%
your complete dose of daily iodine from seaweed

Powered by You · Powered by Seaweed

SEAWEED

DATES

SUNFLOWER & SESAME SEEDS

ALMONDS

VEGAN

GLUTEN FREE

NO ADDED SUGAR


Iodine supports your thyroid and jumpstarts your metabolism for all-day energy, vitality, and focus.


Polyphenols and antioxidants from seaweed improve your estrogen metabolism, reducing everywhere dryness and hormonal acne.


The fiber in seaweed, dates, and almonds helps you keep your gut healthy and happy.



CREATING A CATEGORY

Dosed, Regular Consumption Of Bioavailable Seaweed

Daily Bites deliver the health benefits of seaweed with the convenience of a supplement and the deliciousness of a snack.

"I feel noticeably more energetic in the evenings. I have also noticed that I have not been suffering from any heartburn or digestive issues recently. The Daily Bite has given me a needed boost of energy in the evenings."

★★★★★

Katie

"The flavor of the bite is great! They smell amazing and it's not overwhelming. The ingredients complement each other and you are able to taste them as you chew. The shift is subtle, but well-balanced. The texture at times feels like a soft chewy cookie."

★★★★★

Maritza

○ ● ○ ○ ○ ○ ○ ○ ○ ○ ○ ○

"I use this bite as an all-natural replacement for a multi-vitamin and feel the same benefits if not better than taking a manufactured multi."

★★★★★

Jessica

○ ○ ● ○ ○ ○ ○ ○ ○ ○ ○ ○

"I did have blood work, and my iodine levels were normal for the first time in a long time."

★★★★★

Rachel

○ ○ ○ ● ○ ○ ○ ○ ○ ○ ○ ○

"Overall a big fan of Rootless, the mission, and the brand and I am certainly considering making this a staple in my diet. A functional food with immediate digestive improvements."

★★★★★

Ella

○ ○ ○ ○ ● ○ ○ ○ ○ ○ ○ ○

"I look forward to my Bite. AND if I need a treat it's great to know I can choose one that is good for my body."

★★★★★

Barbara

○ ○ ○ ○ ○ ● ○ ○ ○ ○ ○ ○

"I feel like I've found a nutritional supplement that compliments and completes what I've been missing"

★★★★★

Lisa

○ ○ ○ ○ ○ ○ ● ○ ○ ○ ○ ○

"I have noticed improved energy and healthier skin and hair"

★★★★★

Kary

○ ○ ○ ○ ○ ○ ○ ● ○ ○ ○ ○

"I definitely have more energy! It's now easier for me to fit in workouts 6x/week and balance it with a heavy workload. Fatigue levels have definitely gone down. I would recommend that women 35+ at least give it a shot!"

★★★★★

Caroline

○ ○ ○ ○ ○ ○ ○ ○ ● ○ ○ ○

"The longer I take my Daily Bite, the more I love it. It went from something I needed to get used to, to something that I enjoyed, and now it's something I look forward to eating. My Daily Bite has become an integral part of my routine. I feel energized, and, as an added bonus, I really love how the Daily Bite tastes!"

★★★★★

Katie

○ ○ ○ ○ ○ ○ ○ ○ ○ ● ○ ○

"I enjoy having the bite at the end of my lunch every day, back to feeling like a pleasurable ritual that I am doing something good for my body. A health halo if you will."

★★★★★

Larissa

○ ○ ○ ○ ○ ○ ○ ○ ○ ○ ● ○

"An easy habit to add to my day and I am neurodivergent so that says something. I truly believe they are a beneficial supplement at a very reasonable price."

★★★★★

Stevie

○ ○ ○ ○ ○ ○ ○ ○ ○ ○ ○ ●

SCIENCE BACKED SEAWEED, DATA BACKED BITES

Transformative Results for Female Hormone Health

In 2023, we conducted a consumer trial where women ate one seaweed-powered Daily Bite every day for 4 weeks:

86%
experienced higher energy and/or improved metabolism

97%
experienced less hormonal acne and/or dryness

83%
had less bloating and/or constipation

WHITE PAPER STUDY

We're sticky because our fronds are feeling the benefits



- ■ % Acquisition Revenue
- ■ % Retention Revenue

REVENUE

- $2,500,000 — $2.5M
- $2,000,000
- $1,500,000
- $1,000,000 — $1.2M
- $500,000 — $416K
- $0 — $137K

251% YOY GROWTH

- 2022
- 2023
- 2024 (forecast)
- 2025 (forecast)

Key Growth Metrics



GROSS REVENUE TD FEB 24	ARR IN FEB 24	RECURRING REVENUE 23
$624K	$425K	52%

SUBSCRIBER LTV	CAC	MER Q4 23
$151	$54	2.4

GROSS MARGINS JAN 24
51%

Forecasted Revenue calculated using marketing spend and ROAS. Gross Revenue includes Shopify sales from November 2021-February 2024. ARR is based on YTD 2024 gross revenue and marketing budget. Recurring Revenue 2023 includes subscription sales as a percentage of total revenue. Subscriber LTV calculated using a manual cohort analysis. CAC and MER were calculated from spend and revenue generated across paid social channels. Gross margins include cost of goods sold, including logistics. +251% is calculated off of total sales which is inclusive of discounts, returns, shipping and tax, and the numbers shown in the chart are gross sales.



Your investment will help scale our impact

	2024	2025
Marketing & Sales	Grow our digitally native marketing and sales channels (target: $1.2M sales while maintaining > 3:1 LTV:CAC)	Scale retail while continuing to build direct-to-consumer channels (target: omnichannel $2.5M in sales)
Operations & Supply Chain	Gross margin increases (>55%) while scaling a diversified, resilient, regenerative seaweed supply chain.	Cash flow positive in Q1
Product & IP	Continue provisional IP exploration	Launch new retail-friendly form factor
Community & Loyalty	Launch brand-level campaign with community and Rootless loyalty program	Scale community and optimize retention program



CARE ABOUT CLIMATE?

Spare the Land, Save the Sea

Seaweed is a regenerative, zero input crop that actively regenerates the environment in which its grown - making the oceans healthier for marine biodiversity and coastal communities (who depend on the ocean economy) to thrive.

With your investment, we're poised to transform the health of millions.

Sign up below to receive our investor pitch. Let's build the future of human and planetary health together.

Email

Get the Investor Deck!

Form C   Offering Memorandum

Investor Perks

Invest and be eligible to receive exclusive perks:

$500
✓ Exclusive Travel Tin

Take your Daily Bites with you on the go!

$1,500
✓ Fronds Club Card

Get exclusive discounts, VIP event access, and help with product development!

$10,000
✓ Dr. Gabby Zoom Session

Ask us anything about Rootless, women's health, or seaweed in a private session!

$25,000
✓ Regenerative Seaweed Meal

Discover and taste seaweed like you never have before with our team!

$100,000
✓ Seaweed forage with us!

Experience the natural ecosystem of seaweed before it makes its way into your Daily Bites!















A $500 is only available in the initial 2 weeks following our campaign launch. All perks occur after the offering is completed. The 14 days begins upon the filing of the Form C being reflected on the SEC's EDGAR System, and concludes on the 14th day at 11:59 pm PST (6:59 am UTC the next day (UTC+7)). Your investment amount does not include the 3.5% investor transaction fee.

Full Time Fronds

Sachi Singh

Gabby Pavelko, DACM

Gabie Carne

Founder & CEO

With over a decade of experience in international climate change solutions across non-profits, academia, and philanthropy, and a Master's in Environmental Management from Yale University, Sachi is well aware of what we're collectively up against. As part of the founding team of the Climate Leadership Initiative, she helped raise $1B for global climate philanthropy. She founded Rootless to build the seaweed-powered future of human and planetary health.

Chief of Staff

Specialized in women's health and fertility, with experience building innovation strategy and team culture across CPG (Earthbound Farm, Del Monte Foods) and cannabis industries.

Sr. Operations & Product Program Manager

5+ years of experience in operational excellence and innovative product launches at high-growth ag-tech startups (Plenty, Lettuce Grow).

Advisors & Partners

Kate Geagan MS, RD

Rinka Banerjee

Mollie Chen

Red Antler

Award-winning dietitian and nutrition pioneer; co-founder of Food + Planet

25 years of experience, including 16 years leading Unilever's Food R&D in South Asia.

Co-founder of Birchbox, where she grew it from zero customers to 1M+ across four countries.

Leading branding agency that creates disruptive digital brands, including Allbirds and Casper.

FAQ's

Why invest in startups?   ✕

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

How much can I invest?   ✕

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

How do I calculate my net worth?   ✕

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

What are the tax implications of an equity crowdfunding investment?   ✕

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

Who can invest in a Regulation CF Offering?   ✕

Individuals over 18 years of age can invest.

What do I need to know about early-stage investing? Are these investments risky?   ✕

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio

When will I get my investment back?   ✕

The Common Stock (the "Shares") of Rootless (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

Can I sell my shares?   ✕

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

Exceptions to limitations on selling shares during the one-year lockup period: ✕

In the event of death, divorce, or similar circumstance, shares can be transferred to: • The company that issued the securities • An accredited investor • A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

What happens if a company does not reach their funding target?   ✕

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering

How can I learn more about a company's offering?   ✕

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

What if I change my mind about investing?   ✕

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: invest@getrootless.com

How do I keep up with how the company is doing?   ✕

At a minimum, the company will be filing with the SEC and posting on its website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.



What relationship does the company have with DealMaker Securities?

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Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

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DISQUS

Forward Looking Statements Disclosure

This website contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of SeaRasa Innovations Inc. d/b/a Rootless (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this website speak only as of the date of the Company's initial Form C, and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Privacy Policy

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Birmingham, AL 35242, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.DealMaker Securities LLC does not make investment recommendations.DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters

For all questions, comments, concerns or simply to talk kelp, please write to: hello@getrootless.com

ROOTLESS®

Video Transcript

Hi, my name is Sachi Singh. I'm the founder and CEO of Rootless.

We're harnessing the power of sustainable seaweed to build the future of women's health and planetary health. Now you might be wondering: why has someone with a decade of professional experience working on climate change talking to me about women's health and seaweed? This story is really grounded in hope and hormones. Let's start with hormones.

Hormonal health and particularly menopause are finally in the public eye. With consumers, the White House, celebrities, talking about menopause openly and publicly. It's about time. Menopause presents a 600B market opportunity with 1B women will be experiencing menopause by 2025. I am super excited to report that in 2 years of being on market, Rootless has found product market fit with women who are going through perimenopause or are post menopausal because they are really feeling the impact of daily consumption of seaweed and the daily bites. In 2023, we saw a 250% increase in revenue with about half of that coming from repeat subscription purchases. We conducted a consumer trial where we recruited 36 women to eat the bites every day and report on their hormonal imbalance symptoms and 100% felt a difference. So, going into 2024: we know who our customer is, we know she loves us, we know why she's coming back, and we're ready to scale.

By building consumer demand for sustainable seaweed, we are creating real and lasting value in a regenerative supply chain that could literally change the way that we use land and the global food system. So Rootless is really one of the few places where investing in self-care in investing in planetary care, and I hope you will join us in building the future of women's health and planetary health.